United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

March 2018

Vale S.A.

Praia de Botafogo 186, 7th to 19th floor,

22250-145, Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

(Check One) Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .

Press Release

Vale announces early tender results and early settlement of cash tender offer for 4.375% guaranteed notes due 2022

Rio de Janeiro, Brazil — March 28, 2018 — Vale S.A. (“Vale”) announces the early tender results of the offer to purchase for cash (the “Tender Offer”) outstanding 4.375% guaranteed notes due 2022 (CUSIP No. 91911TAM5 / ISIN No. US91911TAM53) (the “2022 Notes”) up to the 2022 Maximum Amount (as defined below), issued by its wholly owned subsidiary Vale Overseas Limited (“Vale Overseas”), pursuant to the offer to purchase dated March 14, 2018 (as amended or supplemented from time to time, the “Offer to Purchase”).

As of 5:00 p.m., New York City time, on March 27, 2018 (the “Early Tender Date”), the aggregate principal amount of 2022 Notes validly tendered is as set forth in the table below.  Vale Overseas will not extend the Early Tender Date.

Title of Security	CUSIP / ISIN Nos.	Principal Amount Outstanding Prior to Tender Offer		Principal Amount Validly Tendered		Principal Amount Accepted for Purchase
4.375% Guaranteed Notes due 2022	CUSIP: 91911TAM5 ISIN: US91911TAM53	US$	2,250,000,000	US$	1,144,879,000	US$	780,951,000

Because the purchase of all the 2022 Notes validly tendered on or before the Early Tender Date would cause Vale Overseas to purchase an aggregate principal amount of 2022 Notes in excess of US$780,951,000 (the “2022 Maximum Amount”), Vale Overseas has accepted for purchase the 2022 Notes validly tendered on or prior to the Early Tender Date on a prorated basis such that the total principal amount of the 2022 Notes accepted for purchase is US$780,951,000.  Based on these amounts, Vale Overseas has calculated that its proration factor is approximately 68.30%. The 2022 Maximum Amount is calculated as US$1,750,000,000 less US$969,049,000, which is the aggregate principal amount of 2021 Notes (as defined in the Offer to Purchase) validly tendered and accepted for purchase pursuant to the 2021 Offer (as defined in the Offer to Purchase).

Any tendered 2022 Notes that are not accepted for purchase will be returned or credited without expense to the holder’s account.  Holders who tender their 2022 Notes after the Early Tender Date will not have any of their 2022 Notes accepted for purchase.

The early settlement date on which Vale Overseas will make payment for the 2022 Notes accepted in the Tender Offer is expected to be March 28, 2018 (the “Early Settlement Date”).  Holders who have validly tendered, and not validly withdrawn, their 2022 Notes on or prior to the Early Tender Date and whose 2022 Notes have been accepted for purchase will be entitled to receive the total consideration of US$1,036.50 per US$1,000.00 principal amount of 2022 Notes tendered, which includes an early tender premium of US$30.00 per US$1,000.00 principal amount of 2022 Notes validly tendered, and to receive accrued and unpaid interest from, and including, the last interest payment date to, but not including, the Early Settlement Date.  The 2022 Notes that have been validly tendered and accepted for purchase can no longer be withdrawn, except as may be required by applicable law.

Vale Overseas has retained Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Mizuho Securities USA LLC and SMBC Nikko Securities America, Inc. as dealer managers and D.F. King & Co., Inc. as tender and information agent for the Tender Offer. The Offer to Purchase and any related supplements are available at the D.F. King & Co., Inc. website at https://sites.dfkingltd.com/vale.

Questions about the Tender Offer may be directed to Citigroup Global Markets Inc. by telephone at +1 (212) 723-6106 (collect) or +1 (800) 558-3754 (US toll free), J.P. Morgan Securities LLC by telephone at +1 (212) 834-7279 (collect) or +1 (866) 846-2874 (US toll free); Mizuho Securities USA LLC by telephone at +1 (212) 205-7736 (collect) or +1 (866) 271-7403 (US toll free); and SMBC Nikko Securities America, Inc. by telephone at +1 (212) 224-5417 (collect) or +1 (888) 868-6856 (US toll free), or to D.F. King & Co., Inc. by telephone at +1 (212) 269-5550 or +1 (866) 796-7184 (US toll free) or in writing at vale@dfkingltd.com.

This news release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities. The Tender Offer has been made only by, and pursuant to the terms of, the Offer to Purchase. The Tender Offer has not been made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction where the laws require the Tender Offer to be made by a licensed broker or dealer, the Tender Offer has been deemed to be made by the dealer managers on behalf of Vale Overseas. None of Vale, Vale Overseas, the tender and information agent, the dealer managers or the trustee with respect to the 2022 Notes, nor any of their affiliates, has made any recommendation as to whether holders should tender or refrain from tendering all or any portion of their 2022 Notes in response to the Tender Offer. None of Vale, Vale Overseas, the tender and information agent, the dealer managers or the trustee with respect to the 2022 Notes, nor any of their affiliates, has authorized any person to give any information or to make any representation in connection with the Tender Offer, other than the information and representations contained in the Offer to Purchase.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andré.werner@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Andrea Gutman: andrea.gutman@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ André Figueiredo
Diretor of Investor Relations

Date: March 28, 2018